Swinging Pig Productions, Inc.
18 W. 21st Street, 5th floor New York, NY 10010
(646) 827-9381

June 11, 2008

Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:	Swinging Pig Productions, Inc. (the “Company”) Registration Statement on Form SB-2 (File No. 333-150819)

Ladies and Gentlemen:

The Company acknowledges that:

●
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the Staff comments or this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SWINGING PIG PRODUCTIONS, INC.

By:	/s/ Julie Mirman
Julie Mirman
Chief Executive Officer

18 W. 21st Street●Fifth Floor●New York, NY 10010●646 827 9381